UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                           Commission File Number    0-26712

                        PanAmSat Corporation 401(k) Plan*
             (Exact name of registrant as specified in its charter)

         One Pickwick Plaza, Greenwich, Connecticut 06830 (203) 622-6664
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                Interests in the PanAmSat Corporation 401(k) Plan
            (Title of each class of securities covered by this Form)

                                      None
                   (Titles of all other classes of securities
                     for which a duty to file reports under
                         section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)   |X|                      Rule 12h-3(b)(1)(ii)   |_|
    Rule 12g-4(a)(1)(ii)  |_|                      Rule 12h-3(b)(2)(i)    |_|
    Rule 12g-4(a)(2)(i)   |_|                      Rule 12h-3(b)(2)(ii)   |_|
    Rule 12g-4(a)(2)(ii)  |_|                      Rule 15d-6             |X|
    Rule 12h-3(b)(1)(i)   |_|

         Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934 the PanAmSat Corporation 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:   December 31, 1997               BY:/s/James W. Cuminale
                                            Name:   James W. Cuminale
                                            Title:  Senior Vice President
                                                    and Secretary
                                                    PanAmSat International
                                                    Systems, Inc.

   *On May 16, 1997, PAS Merger Corp., a wholly-owned subsidiary of PanAmSat Corporation, a Delaware corporation, merged with and into PanAmSat International Systems, Inc. (the "Merger") as part of the combination of PanAmSat International Systems, Inc. and the commercial satellite business of Hughes Communications, Inc. As a result of the Merger, the PanAmSat Corporation 401(k) Plan was terminated and PanAmSat Corporation became the owner of all the outstanding shares of common stock, par value $0.01 per share of PanAmSat International Systems, Inc.